SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment ___)*

The Pep Boys—Manny, Moe & Jack
(Name of Issuer)

common stock, par value $1.00 per share
(Title of Class of Securities)

713278 10 9
(CUSIP Number)

Jesse Lynn, Esq.
Icahn Enterprises L.P.
767 Fifth Avenue, 47th Floor
New York, New York 10153
(212) 702-4300

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 24, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d‑7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 713278 10 9

1.            NAME OF REPORTING PERSON
Icahn Enterprises Holdings L.P.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
6,558,083 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
6,558,083 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,558,083 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.12%

14            TYPE OF REPORTING PERSON
PN

SCHEDULE 13D

CUSIP No. 713278 10 9

1.            NAME OF REPORTING PERSON
Icahn Enterprises G.P. Inc.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
6,558,083 (includes Shares underlying forward contracts. See Item 5)

8            SHARED VOTING POWER
0

9            SOLE DISPOSITIVE POWER
6,558,083 (includes Shares underlying forward contracts. See Item 5)

10            SHARED DISPOSITIVE POWER
0

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,558,083 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.12%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 713278 10 9

1.            NAME OF REPORTING PERSON
Beckton Corp.

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
6,558,083 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
6,558,083 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,558,083 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.12%

14            TYPE OF REPORTING PERSON
CO

SCHEDULE 13D

CUSIP No. 713278 10 9

1            NAME OF REPORTING PERSON
Carl C. Icahn

2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) / /
(b) / /

3            SEC USE ONLY

4            SOURCE OF FUNDS
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)/ /

6            CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7            SOLE VOTING POWER
0

8            SHARED VOTING POWER
6,558,083 (includes Shares underlying forward contracts. See Item 5)

9            SOLE DISPOSITIVE POWER
0

10            SHARED DISPOSITIVE POWER
6,558,083 (includes Shares underlying forward contracts. See Item 5)

11            AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
6,558,083 (includes Shares underlying forward contracts. See Item 5)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES/ /

13            PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
12.12%

14            TYPE OF REPORTING PERSON
IN

SCHEDULE 13D

Item 1. Security and Issuer

This statement relates to the shares of common stock, par value $1.00 per share ("Shares"), issued by The Pep Boys – Manny, Moe & Jack (the "Issuer"). The address of the principal executive offices of the Issuer is 3111 W. Allegheny Ave., Philadelphia, Pennsylvania 19132.

Item 2. Identity and Background

The persons filing this statement are Icahn Enterprises Holdings L.P. ("Icahn Enterprises Holdings"), Icahn Enterprises G.P. Inc. ("Icahn Enterprises GP"), Beckton Corp. ("Beckton"), and Carl C. Icahn, a citizen of the United States of America (collectively, the "Reporting Persons").

The principal business address of each of (i) Icahn Enterprises Holdings, Icahn Enterprises GP and Beckton is White Plains Plaza, 445 Hamilton Avenue - Suite 1210, White Plains, NY 10601, and (ii) Mr. Icahn is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, NY 10153.

Beckton is the sole stockholder of Icahn Enterprises GP, which is the general partner of Icahn Enterprises Holdings. Carl C. Icahn is the sole stockholder of Beckton. As such, Mr. Icahn is in a position indirectly to determine the investment and voting decisions made by each of the Reporting Persons. In addition, Mr. Icahn is the indirect holder of approximately 88.8% of the outstanding depositary units representing limited partnership interests in Icahn Enterprises L.P. ("Icahn Enterprises"). Icahn Enterprises GP is the general partner of Icahn Enterprises, which is the sole limited partner of Icahn Enterprises Holdings.

Icahn Enterprises Holdings is primarily engaged in the business of holding direct or indirect interests in various operating businesses. Icahn Enterprises GP is primarily engaged in the business of serving as the general partner of each of Icahn Enterprises and Icahn Enterprises Holdings. Beckton is primarily engaged in the business of holding the capital stock of Icahn Enterprises GP.

Carl C. Icahn's present principal occupation or employment is serving as (i) Chief Executive Officer of Icahn Capital LP, a wholly owned subsidiary of Icahn Enterprises, through which Mr. Icahn manages various private investment funds, (ii) Chairman of the Board of Icahn Enterprises GP, the general partner of Icahn Enterprises, a NASDAQ listed diversified holding company engaged in a variety of businesses, including investment management, metals, mining, energy, automotive, real estate, railcar, food packaging, gaming, and home fashion, and (iii) Chairman of the Board and a director of Starfire Holding Corporation ("Starfire"), a holding company engaged in the business of investing in and/or holding securities of various entities, and as Chairman of the Board and a director of various of Starfire's subsidiaries.

The name, citizenship, present principal occupation or employment and business address of each director and executive officer of the Reporting Persons are set forth in Schedule A attached hereto.

None of the Reporting Persons nor any manager or executive officer of the Reporting Persons, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, Federal or State securities laws or a finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The Reporting Persons may be deemed to be the beneficial owner of, in the aggregate, 6,558,083 Shares (including Shares underlying forward contracts). Of such Shares, 6,076,365 Shares were purchased by the Reporting Persons collectively for an aggregate purchase price of approximately $88.3 million. Of the remaining Shares, 481,718 Shares may be deemed beneficially owned by the Reporting Persons as a result of their having entered into forward contracts with respect to such number of Shares at a forward price of $14.00 per share (the "Forwards"), for an aggregate forward price of approximately $6.7 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer.  In addition, the Reporting Persons paid the counterparty to the Forwards an aggregate amount of approximately $0.8 million upon entering into such forward contracts.

The source of funding for the Shares held by the Reporting Persons (including Shares underlying forward contracts) was the general working capital of the respective purchasers.  The Shares held by the Reporting Persons are held in margin accounts together with other securities. Such margin accounts may from time to time have debit balances. Part of the purchase price of such Shares was obtained through margin borrowing.

Item 4.                          Purpose of Transaction

The Reporting Persons believe that the Issuer's retail automotive parts segment presents an excellent synergistic acquisition opportunity for Auto Plus, a leading automotive aftermarket company wholly owned by Icahn Enterprises. To that end, representatives of the Reporting Persons have had, and intend to continue to have, discussions with the Issuer and various parties that participated in the Issuer's strategic alternatives review process regarding potential transactions involving the Issuer's retail segment.

The Reporting Persons reserve the right to propose other transactions which relate to or would result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, from time to time and at any time: (i) acquire additional Shares and/or other equity, debt, notes, instruments or other securities (collectively, "Securities") of the Issuer (or its affiliates) in the open market or otherwise; (ii) dispose of any or all of their Securities in the open market or otherwise; or (iii) engage in any hedging or similar transactions with respect to the Securities.

Item 5.                          Interest in Securities of the Issuer

(a) The Reporting Persons may be deemed to beneficially own, in the aggregate, 6,558,083 Shares (including Shares underlying forward contracts), representing approximately 12.12% of the Issuer's outstanding Shares (based upon the 54,108,894 Shares stated to be outstanding as of November 12, 2015 by the Issuer in the Issuer's Solicitation/Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission on November 16, 2015).

(b) Icahn Enterprises Holdings has sole voting power and sole dispositive power with regard to 6,558,083 Shares (including Shares underlying forward contracts). Each of Icahn Enterprises GP, Beckton and Mr. Icahn has shared voting power and shared dispositive power with regard to such Shares.

Each of Icahn Enterprises GP, Beckton and Mr. Icahn, by virtue of their relationships to Icahn Enterprises Holdings (as disclosed in Item 2), may be deemed to indirectly beneficially own (as that term is defined in Rule 13d-3 under the Act) the Shares which Icahn Enterprises Holdings directly beneficially owns. Each of Icahn Enterprises GP, Beckton and Mr. Icahn disclaims beneficial ownership of such Shares for all other purposes.

(c) The following table sets forth all transactions with respect to Shares effected during the past sixty (60) days by any of the Reporting Persons, as of 4:30 pm EST on December 4, 2015. Except as otherwise noted below, all such transactions were purchases of Shares effected in the open market, and the table includes commissions paid in per share prices.

Name of Reporting Person	Date of Transaction	Amount of Securities	Price Per Share
Icahn Enterprises Holdings LP	11/24/2015	600,000.00	15.10
Icahn Enterprises Holdings LP	11/24/2015	2,617,015.00	15.20
Icahn Enterprises Holdings LP	11/25/2015	463,426.00	15.50
Icahn Enterprises Holdings LP	11/27/2015	189,799.00	15.51
Icahn Enterprises Holdings LP	11/30/2015	368,210.00	15.51
Icahn Enterprises Holdings LP	12/01/2015	159,683.00	15.53
Icahn Enterprises Holdings LP	12/02/2015	210,000.00	15.56
Icahn Enterprises Holdings LP	12/04/2015	600,000.00	15.46
Icahn Enterprises Holdings LP	12/04/2015	85,000.00	15.65
Icahn Enterprises Holdings LP	12/04/2015	480,718.00 (1)	15.66 (2)
Icahn Enterprises Holdings LP	12/04/2015	1,000.00 (1)	15.71 (2)

(1)	Represents Shares to be acquired pursuant to a forward contract. These forward contracts expire on December 4, 2017.

(2)
Represents a forward price of $14.00 per Share, plus the amount per Share the Reporting Person paid to the counterparty to the forward contract upon entering into such forward contract.  The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Person will pay a financing charge to the counterparty to such forward contract.

Item 6.                          Contracts, Arrangements, Understandings or Relationship with Respect to Securities of the Issuer

Forward Contracts

On the dates listed above in Item 5(c), certain of the Reporting Persons entered into forward contracts providing for the purchase by such Reporting Persons of an aggregate of 481,718 Shares at a forward price of $14.00 per share, for an aggregate forward price of approximately $6.7 million, plus a financing charge. The forward price is subject to adjustment to account for any dividends or other distributions declared by the Issuer. In addition, the Reporting Persons paid the counterparty to the Forwards an aggregate amount of approximately $0.8 million upon entering into such forward contracts.

The forward contracts provide for physical settlement, with the Reporting Person retaining the right to elect cash settlement.  The forward contracts do not give any Reporting Persons direct or indirect voting, investment or dispositive control over the Shares to which such contracts relate.

Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.                          Material to be Filed as Exhibits

1	Joint Filing Agreement of the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 4, 2015

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:                          SungHwan Cho
Title:            Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:            Edward E. Mattner
Title:            Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Schedule 13D – The Pep Boys—Manny, Moe & Jack]

EXHIBIT 1
JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Shares of The Pep Boys—Manny, Moe & Jack and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned, being duly authorized, have executed this Joint Filing Agreement this 4th day of December, 2015.

ICAHN ENTERPRISES HOLDINGS L.P.
By: Icahn Enterprises G.P. Inc., its general partner
ICAHN ENTERPRISES G.P. INC.

By:            /s/ SungHwan Cho
Name:                          SungHwan Cho
Title:            Chief Financial Officer

BECKTON CORP.

By:            /s/ Edward E. Mattner
Name:                          Edward E. Mattner
Title:            Authorized Signatory

/s/ Carl C. Icahn
CARL C. ICAHN

[Signature Page of Joint Filing Agreement to Schedule 13D – The Pep Boys—Manny, Moe & Jack]

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF THE REPORTING PERSONS

The following sets forth the name, position, and principal occupation of each director and executive officer of each of the Reporting Persons. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each director and officer is c/o Icahn Associates Holding LLC, 767 Fifth Avenue, 47th Floor, New York, New York 10153. To the best of the Reporting Persons' knowledge, except as set forth in this statement on Schedule 13D, none of the directors or executive officers of the Reporting Persons own any Shares.

ICAHN ENTERPRISES HOLDINGS L.P.

Name	Position
Icahn Enterprises G.P. Inc.	General Partner

ICAHN ENTERPRISES G.P. INC.

Name	Position
Carl C. Icahn	Chairman
William A. Leidesdorf	Director
Jack G. Wasserman	Director
James L. Nelson	Director
Keith Cozza	Director; Chief Executive Officer
SungHwan Cho	Director; Chief Financial Officer
Peter Reck	Principal Accounting Officer; Secretary
Craig Pettit	Vice President of Tax Administration

BECKTON CORP.

Name	Position
Carl C. Icahn	Chairman of the Board; President
Jordan Bleznick	Vice President/Taxes
Edward E. Mattner	Authorized Signatory
Keith Cozza	Secretary; Treasurer
Irene March	Vice President
Rowella Asuncion-Gumabong	Vice President